PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
To Prospectus Dated September 29, 2017	Registration No. 333-220461

Up to $50,000 Shares of Common Stock

This prospectus supplement updates and amends certain information contained in the prospectus supplement dated September 29, 2017, to the prospectus dated September 29, 2017 (collectively, the “September 2017 Prospectus”), relating to the offer and sale of shares of our common stock through H.C. Wainwright & Co., LLC (“Wainwright”), as sales agent, in “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, pursuant to the At the Market Offering Agreement with Wainwright dated as of December 20, 2016, as amended by the amendments thereto dated September 29, 2017 and November 23, 2018 (the “ATM Agreement”).

This prospectus supplement should be read in conjunction with the September 2017 Prospectus and is qualified by reference to the September 2017 Prospectus, except to the extent that the information presented herein supersedes the information contained in the September 2017 Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the September 2017 Prospectus, including any amendments or supplements thereto.

Our common stock is traded on the NYSE American LLC (“NYSE American”) and on the Toronto Stock Exchange (“TSX”) under the symbol “AUMN.” The last sale price for our common stock on July 20, 2020 was $0.55 per share on the NYSE American and Cdn$0.73 per share on the TSX.

The aggregate market value of our outstanding common stock held by non-affiliates, or our public float, is approximately $46,789,864, which was calculated in accordance with General Instruction I.B.6 of Form S-3 and is based on 85,072,480 shares of outstanding common stock held by non-affiliates as of July 20, 2020, and a price per share of $0.55, which was the last reported sale price of our common stock on the NYSE American on July 20, 2020. Pursuant to General Instruction I.B.6 of Form S-3, in no event will the aggregate market value of securities sold by us or on our behalf in a primary offering pursuant to the registration of which this prospectus supplement forms a part during any twelve-calendar-month period exceed one-third of our public float, so long as our public float is less than $75.0 million. During the twelve calendar months prior to the date of this prospectus supplement, we have offered and sold $5,490,000 worth of our securities pursuant to General Instruction I.B.6 of Form S-3.

Under the September 2017 Prospectus, we initially registered up to $4,280,000 of our common stock, $0.01 par value per share, for offer and sale pursuant to the ATM Agreement. From September 29, 2017 through the date of this prospectus supplement, we sold an aggregate of 1,881,839 shares of common stock for an aggregate gross purchase price of $972,181 under the September 2017 Prospectus. As of the date of this prospectus supplement, we are decreasing the amount of common stock that we are offering pursuant to the ATM Agreement, such that we are offering up to an aggregate of $50,000 of our common stock for sale under the ATM Agreement from and after the date hereof, not including the shares of common stock previously sold.

Investing in our securities involves risks. See “Risk Factors” in the documents incorporated by reference in this prospectus supplement for a discussion of the factors that should be carefully considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is July 21, 2020.